Exhibit 99.3

FIRST ADDENDUM TO THE LICENSE AGREEMENT AND COMMERCIAL TERM SHEET Between

FILAMENT HEALTH CORP. a corporation incorporated in British Columbia Canada, with offices at #210-4475 Wayburne Drive, Burnaby BC (“Filament”)

and

PSYENCE GROUP INC, a corporation incorporated in Ontario, Canada, with offices at 121 Richmond Street West Penthouse Suite, 1300 Toronto, ON M5H2K1, Canada (an amalgamation between PSYENCE GROUP INC AND PSYENCE BIOMED CORP) (“PSYG”)

(collectively, the "Parties")

1	RECITALS

1.1	The Parties entered into a License Agreement on April 18, 2022 (the “License Agreement”) and a Term Sheet for the Commercial Licensing of Intellectual Property on December 14, 2022 (the “Commercial Term Sheet”)..

1.2	Unless otherwise defined in this Addendum, defined words shall bear the same meanings as defined in the Term Sheet or in the annexures thereto.

1.3	The Parties wish to make certain amendments to the License Agreement and include additional clauses thereto.

1.4	The Parties wish to terminate the Commercial Term Sheet.

1.5	The Parties wish to record these amendments in writing.

1.6	This Addendum shall be effective upon the earlier of either the date which Psyence (defined below) or its duly authorised agent, including Syntro Pty Ltd (Australia) takes possession of the Shipment (defined below) or the date as per Section 2.2 below (the “Effective Date”).

2	SHIPMENT

The Shipment consists of the following:

●	PEX010 5 mg Capsules: Lot PEX010(05)-EP-230222-1 > Expiry date: February 22, 2025
●	PEX010 25 mg Capsules: Lot PEX010(25)-EP-230914-1 > Expiry date: September 14, 2026
●	PEX010 1 mg Capsules: Lot PEX010(01)-EP-230321-1 > Expiry date: March 21, 2026
●	Placebo Capsules: Lot PCB2-EP-230206-1 > Expiry date: February 6, 2026

2.1	Psyence represents and warrants that Psyence, or its duly authorised agent, will take possession of the Shipment within 15 business days of notification by Filament that the Shipment is available for transfer.

2.2	In the event that Psyence, or its duly authorised agent, does not take possession of the Shipment as per Section 2.1 above, this Addendum shall immediately become effective.

3	TERMINATION OF THE COMMERCIAL TERM SHEET

The Term Sheet is hereby terminated with effect from the Effective Date.

3.1	Filament represents and warrants that Filament will continue to provide stability testing of the 5mg dosage of PEX010, which will enable the extension of the shelf-life of the 5mg dose to a shelf-life of 36 months, which extension is to be confirmed by no later than June 30, 2025; and

3.2	In the event that the shelf-life extension in Section 3.1 above is unsuccessful, Filament shall supply a suitable alternative 5mg product to be used in the Phase IIb study being conducted by Psyence in Australia.

4	AMENDMENTS AND ADDITIONS TO THE LICENSE AGREEMENT

The License Agreement is hereby amended as follows:

4.1	Pursuant to Section 13.7 of the License Agreement, PSYG hereby assigns to PSYENCE BIOMEDICAL LTD, a corporation incorporated in Ontario, Canada, with offices at 121 Richmond Street West Penthouse Suite, 1300 Toronto, ON M5H2K1, Canada (“Psyence”) all right, title and interest in and to the License Agreement and the License contemplated therein (the “Assignment”), which Assignment Psyence hereby accepts and to which Filament hereby consents. For the avoidance of doubt, the License shall include the right of Psyence to sub-license the License to its wholly-owned subsidiaries without the consent of Filament;

4.2	The inclusion of a new Section 2.3 as follows:

2.3 Substitution:

(a)	Filament will provide a sufficient supply of the Materials, End-Product and Placebos and related materials as may be reasonably required by Psyence and/or any health regulatory authority having jurisdiction, to facilitate the substitution of an alternative drug candidate for use in Phase III trials and for commercialization purposes (the "Substitution"). Filament shall use its commercially reasonable efforts to meet the Delivery Schedule and shall co-operate with Psyence and its Project partners to ensure that the Project Schedule is adhered to.

(b)	Filament will provide, in such manner as reasonable determined by Filament, all such other support as may be reasonably required by Psyence and/or the health regulatory authority having jurisdiction regulators to facilitate the Substitution, including but not limited to the supplying of all such technical documentation and responses and as may be required.

(c)	In the event that the Substitution is successful and the alternative drug candidate is approved by the health regulatory authority having jurisdiction for use in Phase III trials, Psyence shall be entitled to source the alternative drug candidate from the supplier of its choice.

4.3	[Filament hereby waives the Milestone Payment referred to in Section 3.3(d).]

5	SAVINGS CLAUSE

Save to the extent specifically or by necessary implication modified in or inconsistent with the provisions of this Addendum, all the terms and conditions of the License Agreement shall mutatis mutandis continue in full force and effect. If there is any discrepancy between this Addendum and the License Agreement, this Addendum shall prevail.

6	COSTS

Each Party will bear and pay its own legal costs and expenses of and incidental to the negotiation, drafting, preparation and implementation of this Addendum.

7	SIGNATURE

Signed on behalf of the parties, each signatory hereto warranting that he/she has due authority to do so.

IN WITNESS WHEREOF the parties have executed this Addendum as of the date first written above.

PSYENCE GROUP INC

By:	/s/ Jody Aufrichtig
	Name:	Jody Aufrichtig
	Title:	Director
I have authority to bind the corporation.

PSYENCE BIOMEDICAL LTD

By:	/s/ Neil Maresky
	Name:	Neil Maresky
	Title:	Chief Executive Officer
I have authority to bind the corporation.

FILAMENT HEALTH CORP.

By:	/s/ Ben Lightburn
	Name:	Ben Lightburn
	Title:	Director
I have authority to bind the corporation.